January 22, 2008

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Asbury Automotive Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 8, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2006
Filed March 12, 2007
Form 10-Q for Fiscal Quarter Ended September 30, 2007
Filed November 7, 2007
File No. 001-31262

Dear Mr. Owings:

We have reviewed the comments in your letter dated December 27, 2007 (referred to as the “Comment Letter”) regarding Asbury Automotive Group, Inc.’s Annual Report on Forms 10-K and 10-K/A for the year ended December 31, 2006 (collectively referred to as our “Annual Report”), and our quarterly filings on Form 10-Q. Our responses are set forth below. For your convenience, we have included the text of your comments in bold prior to our related responses.

Form 10-K/A for the fiscal year ended December 31, 2006

Related Party Transactions, page 64

1.	Please revise future filings to identify the parties instead of referring to “[c]ertain of our directors,” “four directors”, “members of our board of directors,” etc. See Item” 404(a) of Regulation S-K. Alternatively, please include all related person disclosure in one location in the Form 10-K or incorporate it by reference from your proxy statement, as we note the description of related person transactions with Messrs. McLarty, III, Wooley, Tomm and Jordan, Jr. beginning on page 34 of your proxy statement.

We respectfully advise the Staff that we will incorporate our related person transactions by reference from our proxy statement in our future filings.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 2

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 36

2.	Please tell us the nature and amount of items included in divestiture income and expenses disclosed in your discussion of discontinued operations on pages 45 and 54 and how these items are reflected in the table in note 16 on page 96. Also explain to us why these expenses are properly reported in discontinued operations.

We respectfully advise the Staff that the divestiture income and expenses disclosed on pages 45 and 54 are presented net of tax and the items included in the table on page 96 above “income tax benefit (expense)” are presented pre-tax. The divestiture income and expenses included on pages 45 and 54 are items that were recognized directly as a result of the divestiture of the related franchises. Net income (loss) from sold or closed franchises, net of tax included on pages 45 and 54 represent the operating results of the franchises sold or closed.

Below is a reconciliation between (i) the gain (loss) on disposition of discontinued operations disclosed in note 16 on page 96, and (ii) divestiture income (expense) disclosed on pages 45 and 54. We included the costs below in discontinued operations because (i) each cost was directly related to an asset group whose operations and cash flows were eliminated from our company through a sale to an independent third-party, and (ii) we had no significant continuing involvement in the operations of the asset group after the sale.

	2006	2005	2004
Gain (loss) on disposition of discontinued operations	$1,508	$637	$(79)
Tax benefit from the stock sale of an Oregon dealership (a)	—	8,759	—
Write-down of franchise rights, net of tax (b)	(1,121)	(625)	—
Market value rent adjustments, net of tax (c)	(922)	—	—
Tax effect of gain (loss) on disposition (d)	(536)	(239)	30
Book in excess of tax goodwill (e)	(380)	(413)	(574)
Other, net of tax (f)	(288)	(258)	(34)

Divestiture income (expense), net of tax	$(1,739)	$7,861	$(657)

(a)	Represents the tax benefit associated with the stock sale of an Oregon dealership, in which we had no continuing involvement in after the sale. This amount is reflected in “Income tax (benefit) expense,” on page 96.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 3

(b)	Represents the write-down of manufacturer franchise rights upon entering into a sale agreement for the related franchise. These amounts are reflected in “Other expense, net,” on page 96.

(c)	Represents the present value of the excess of (i) the remaining lease payments under a lease agreement for dealership real estate related to a franchise we no longer operate and have no continuing involvement in and (ii) the estimated fair market value of sub-lease income for the aforementioned dealership real estate. These amounts are reflected in “Other expense, net,” on page 96.

(d)	Represents the tax impact of the gain (loss) on disposition of discontinued operations. These amounts are reflected in “Income tax benefit (expense),” on page 96.

(e)	Represents the tax expense associated with the write-off of the deferred taxes associated with book goodwill being in excess of tax goodwill. These amounts are reflected in “Income tax (benefit) expense,” on page 96.

(f)	Represents miscellaneous, immaterial costs associated with divestitures, including severance, legal and property and equipment disposal costs. These amounts are reflected in “Operating expenses,” and “Other expense, net,” on page 96.

Liquidity and Capital Resources, Page 54

Cash Flow, page 59

3.	Please explain to us why you believe your presentation of cash provided by operating activities, as adjusted, and cash (used in) provided by financing activities, as adjusted, is not prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K.

We respectfully believe that our presentation of cash provided by operating activities, as adjusted, is not prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K because we are not excluding any charges or liabilities from this non-GAAP liquidity measure. Rather we are including in this measure inflows and outflows from our non-manufacturer affiliated floor plan facilities, which are otherwise stated under financing activities in our statement of cash flows.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 4

We did not present cash (used in) provided by financing activities, as adjusted, as a measure of our performance, financial position or cash flows. Instead, we presented this figure solely to show the source of the amount stated as “Floor plan notes payable – non-manufacturer affiliated” in our reconciliation of adjusted cash provided by (used in) operating activities (i.e., the difference between Floor plan borrowings – non-manufacturer affiliated and Floor plan repayments – non-manufacturer affiliated).

As further basis for our presentation of cash provided by operating activities, as adjusted, we respectfully advise the Staff of the following additional information. Cash flows related to floor plan notes payable included in operating activities differ from cash flows related to floor plan notes payable included in financing activities only to the extent that the former are cash flows related to amounts payable to a lender affiliated with the manufacturer from which we purchased the related inventory while the latter are cash flows related to amounts payable to a lender not affiliated with the manufacturer from which we purchased the related inventory. In managing our business, we do not make a distinction between affiliated and non-affiliated lenders and as such, we look at floor plan on a combined basis for both liquidity and operating purposes.

Floor plan borrowings are required by all vehicle manufacturers for the purchase of new vehicles, and all floor plan providers require amounts borrowed for the purchase of a vehicle to be repaid immediately after that vehicle is sold. As a result, we believe that it is extremely important for investors, analysts and rating agencies to understand the relationship between the cash flows of our all of our floor plan notes payable and our inventory in order to (i) understand our working capital and operating cash flow and (ii) compare our operating cash flow to that of our competitors (i.e., if our competitors have a different mix of manufacturer affiliated and non-manufacturer affiliated floor plan as compared to us). We believe that by splitting the cash flows of floor plan notes payable associated with the purchase of inventory between operating activities and financing activities while all inventory activity is included in operating activities results in significantly different operating cash flow than when all the cash flows of floor plan notes payable associated with the purchase of inventory are classified in operating activities.

Below we have included a table that compares cash provided by (used in) operating activities to cash provided by (used in) operating activities, as adjusted. The purpose of this table is to illustrate the impact on operating cash flow of splitting the cash flows of floor plan notes payable associated with the purchase of inventory between operating and financing activities. We believe that cash flow from

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 5

operating activities could be misinterpreted by investors and analysts as indicating that our operating cash flow was significantly higher in 2006 and significantly lower in 2005 and 2004, as a result of changes between manufacturer affiliated floor plan notes payable and non-manufacturer affiliated floor plan notes payable related to (i) changes in the franchise mix of our vehicle inventory and (ii) changes in floor plan providers, neither of which we believe are related to changes in the operating cash flow of our business.

	2006		2005		2004
Cash provided by (used in) operating activities	$128.6M	(a)	$(40.5	)M(b)	$(17.9	)M(c)
Cash provided by operating activities, as adjusted	$86.3M		$72.1M		$0.1M	(c)

(a)	Includes $85.4 million of manufacturer affiliated floor plan borrowings associated with changing the floor plan provider for inventory purchases at our Mercedes-Benz, Chrysler, Dodge and Jeep stores from the non-manufacturer affiliated committed credit facility to the manufacturer affiliated DaimlerChrysler Financial Services.

(b)	Includes $93.4 million of manufacturer affiliated floor plan repayments associated with changing the floor plan provider for inventory purchases at our Mercedes-Benz, Chrysler, Dodge and Jeep stores from the manufacturer affiliated DaimlerChrysler Financial Services to the non-manufacturer affiliated committed credit facility.

(c)	During the second half of 2004, we repaid a significant amount of floor plan notes payable prior to the sale of the related vehicles. We estimate that absent this significant repayment of floor plan notes payable our cash flow from operating activities would have increased by approximately $68.0 million as stated on page 46 of our 2004 Form 10-K.

Based on the above, we respectfully believe that presenting cash flow provided by operating activities, as adjusted, is appropriate and is not prohibited by Item 10(e)(1)(ii)(A) of Regulation S-K.

4.	Please tell us how the information disclosed in the third paragraph under the investing activities sub-heading regarding the purchase and sale of real estate in Texas corresponds to the disclosure related to the amount of cash used to purchase previously leased real estate in the statement of cash flows on page 75.

Prior to December 2005, we had a master lease agreement on fourteen properties in Texas. We had dealership operations on ten properties, we subleased three properties to third-party dealership operators, and one property was vacant. The master lease agreement contained a purchase option, which could only be exercised in total (i.e., we had to acquire all the properties subject to the lease agreement).

In December 2005, we exercised the purchase option included in the master lease for all of the Texas properties. The $57.0 million purchase price of previously

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 6

leased real estate, disclosed on page 60, includes $44.7 million paid for the ten properties on which we had dealership operations, and $12.3 million paid for the three subleased properties and the vacant property. The $12.3 million is included in “Capital expenditures-externally financed” within investing activities in the statement of cash flows. Immediately following the $44.7 million purchase of previously leased real estate, we sold the same real estate to an independent third-party for $44.7 million and entered into operating leases with the buyer for the properties that contained our dealership operations. The $44.7 million of proceeds from the sale of the real estate is included in “Proceeds from the sale of assets” included in the investing section of our statement of cash flows.

We separately disclosed the $44.7 million purchase of previously leased real estate in our statement of cash flows to differentiate this purchase of real estate from capital expenditures since the real estate was immediately sold and we did not have an intention to retain ownership of the real estate. We believe that separate disclosure of this cash flow item within the investing activities section of our cash flow statement is the most transparent and meaningful presentation of this sale-leaseback transaction. In addition, we believe that separately disclosing this real estate purchase prevents our investors, analysts and rating agencies from understanding that our recurring capital expenditure requirements were $44.7 million higher than our actual capital expenditure requirements.

Application of Critical Accounting Estimates, page 62

5.	Please disclose the amount of inventory losses, note receivable credit losses, F&I chargebacks and goodwill and intangible asset impairment losses for each year presented and, if material, the effect of any changes in assumptions on your operating results. Please also disclose your insurance reserves at each balance sheet date and provide an analysis of the sensitivity of your insurance reserve and impairment estimates to change. Refer to the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No. 33-8350 available on our website at www.sec.gov/rules/interp/33-8350.htm.

Below are our new and used inventory losses, notes receivable credit losses and F&I chargebacks for the years ended December 31, 2006, 2005 and 2004, and our insurance reserves as of December 31, 2006 and 2005. We have not recorded any goodwill impairment charges for any period presented. Intangible write-downs have only incurred in connection with the sale of certain dealerships.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 7

	2006	2005	2004
New inventory losses	$1.3M	$1.0M	$0.5M
Used inventory losses	$13.6M	$12.5M	$13.4M
Notes receivable credit losses	$2.9M	$2.7M	$2.6M
F&I chargebacks	$20.8M	$17.1M	$14.6M
Insurance reserves	$5.6M	$4.6M

Upon reviewing the Staff’s comments related to the application of critical accounting estimates, we have determined that estimates for new inventory losses and notes receivable credit losses are not critical as they are not material. As a result, we will remove them from our critical accounting estimates in future filings. We will revise future filings to include (i) the amount of losses recognized for used inventory and F&I chargebacks, to the extent material, during each period presented, (ii) our insurance reserves at each balance sheet date, and (iii) the sensitivity of those reserves to change. In addition, to the extent applicable, we will disclose in future filings the material effect of changes in assumptions on our operating results or to disclose that no changes in assumptions were made during the periods presented or that those changes, if any, had no material impact on our operating results.

Reconciliation of Non-GAAP Financial Information, page 65

6.	Reference is made to your disclosure of the following non-GAAP measures: adjusted income from continuing operations (page 37); dealership generated F&I PVR (pages 42 and 52); adjusted selling, general and administrative (pages 43 and 52); and adjusted gross profit (page 43). Please revise your disclosures with respect to each of these non-GAAP measures to address the following:

•

Each time they are presented, identify the measures as non-GAAP measures of performance and provide a reference to the disclosure titled “Reconciliation of Non-GAAP Financial Information” beginning on page 65;

•	Provide cautionary disclosure that the non-GAAP measures presented may not be comparable to similarly titled measures used by other entities;

•	Disclose that the non-GAAP measures should not be considered as alternatives to measures determined in accordance with GAAP as indicators of operating performance;

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 8

•

Disclose the manner in which the measures are used by management to conduct or evaluate the business, including the economic substance behind management’s decision to use the measures, and the substantive reasons why management believes the measures provide meaningful information to investors; and

•	Disclose the material limitations associated with the use of the non-GAAP measures and the manner in which management compensates for the limitations when using the non-GAAP measures.

Refer to Item 10(e) of Regulation S-K and Question 8 of our “Frequently Asked Questions Regarding the Use of Non-GAAP Measures,” available on our website www.sec.gov.

To the extent applicable, we will include the following disclosures in our future filings:

•

Reference the “Reconciliation of Non-GAAP Financial Information” section each time a non-GAAP financial measure is used or at least at the beginning of a section or paragraph where we use multiple references to non-GAAP financial information;

•	Cautionary disclosure that our non-GAAP measures may not be comparable to similarly titled measures used by other entities;

•	Disclosure that non-GAAP financial measures should not be used as alternatives to GAAP measures as indicators of operating performance;

•

Disclosure of the manner in which the measures are used by us to conduct or evaluate the business, including the economic substance behind our decision to use the measures, and the substantive reasons why we believe the measures provide meaningful information to investors; and

•	Disclosure of the material limitations associated with the use of non-GAAP financial measures and the manner that we compensate for these limitations.

Please see Exhibit 1.1 to this letter for an example of our revised disclosure.

Consolidated Statement of Cash Flows, page 75

7.	Please tell us your basis in GAAP for classifying proceeds from the sale of assets associated with sale-leaseback agreements in cash flows from financing activities rather than cash flows from investing activities. In this regard, it does not appear you account for sale-leaseback transactions as financings.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 9

We respectfully advise the Staff that when owned real estate has substantial equity (i.e., a relatively small mortgage liability as compared to the sale value of the real estate), we may sell the dealership facilities and the related real estate to a third-party, and enter into an operating lease agreement to subsequently lease back the property and facilities for our continued use. When entering into these arrangements, we remove the assets (i.e., real estate and dealership facilities) from our books and simultaneously agree to lease the sold assets from the third-party. In accordance with paragraph 33 of SFAS 13, any profit or loss on the sale is deferred and amortized in proportion to the related gross rental charged to expense over the lease term. We disclosed the classification of the cash inflows related to these transactions on page 82 under the subheading “Statement of Cash Flows” in our Form 10-K as follows: “Proceeds from the sale of dealership facilities and the related real estate previously owned and subsequently leased back in connection with sale-leaseback agreements are reflected as financing activities in the accompanying Consolidated Statements of Cash Flows.”

We believe that the cash inflows from these sale-leaseback transactions possess characteristics of both investing and financing cash inflows. The cash inflows from these sale-leaseback have characteristics that are similar to those described in paragraph 16c of SFAS 95 “Receipts from sales of property, plant, and equipment and other productive assets” as the property is legally sold and we do not retain the right to sell the property or to use the property as collateral; however, these inflows also have characteristics that are similar to those described in paragraph 19b of SFAS 95 “Proceeds from issuing bonds, mortgages, notes, and from other short- or long-term borrowing.” In addition, paragraph 107 in the Basis for Conclusion of SFAS 13 states the following:

“The Board noted that most sale-leasebacks are entered into as a means of financing, for tax reasons, or both and that the terms of the sale and the terms of the leaseback are usually negotiated as a package. Because of this interdependence of terms, no means could be identified for separating the sale and the leaseback that would be both practicable and objective. For that reason, the Board concluded that the present general requirement that gains and losses on sale-leaseback transactions be deferred and amortized should be retained.”

Because of the interdependence of terms and the inability to separate the sale from the leaseback, we believe that the cash inflow from the sale-leaseback, the deferral of any gain and the future lease payment stream has characteristics that are similar to debt. The cash inflows related to the sale-leaseback therefore have characteristics that are similar to financing cash inflows.

As we believe that these transactions have characteristics of both investing and financing cash inflows, we have looked to paragraph 24 of SFAS 95 which states that

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 10

“certain cash receipts and payments may have aspects of more than one class of cash flows…if so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item.” We believe that the financing aspects of these sale-leaseback transactions represent the predominant source of cash flows and we therefore respectfully believe that it is acceptable to include the cash inflow from these sale-leaseback transactions as a financing cash inflow in our Consolidated Statements of Cash Flows.

8.	Please tell us the items and their amounts included in “other adjustments” in the reconciliation of net income to net cash provided by (used in) operating activities and in the “other” line item in cash flow investing activities. Also, tell us why the items included in the referenced lines items should not be separately disclosed in accordance with paragraphs 29 and 31 of SFAS 95.

We note the Staff’s comment and for future filings we will review the items included in “other adjustments” in the reconciliation of net income to net cash provided by (used in) operating activities and “other” in cash flow from investing activities, and will separately disclose within the statement of cash flows or in a footnote to the consolidated financial statements, items to the extent they are individually material or if separate classification would provide more meaningful information. As an example, we have included in Exhibit 1.2 to this response what our statement of cash flows would have looked like had we made such changes.

We respectfully advise the Staff that the amounts included in other investing activities are made up of the following:

(In thousands)	2006	2005	2004
Maturity of Restricted Investments	$946	$1,826	$1,781
Purchase of Restricted Investments	(3,023)	(2,818)	(1,279)

Total other cash flow from investing activities	$(2,077)	$(992)	$502

With regards to paragraphs 29 and 31 of SFAS 95, we believe the items included in “other adjustments” in the reconciliation of net income to net cash provided by (used in) operating activities and “other” in cash flow from investing activities are individually immaterial, do not qualify as major classes of reconciling items, and are not meaningful enough to warrant separate classification.

Notes to Consolidated Financial Statements, page 76

9.	For each period for which an income statement is presented, please provide a reconciliation of the numerators and denominators of the basic and diluted per-share computations for income from continuing operations. In your reconciliation, please separately present the individual income and share amount effects of all securities that affect earnings per share. Additionally, if applicable, disclose the amount of securities that could potentially dilute basic earnings per share in the future that were not included in the computation of diluted earnings per share because to do so would have been antidilutive for the periods presented. Refer to paragraph 40 of SFAS 128. Please also provide these disclosures in your filings on Form 10-Q.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 11

To the extent applicable, we will include in future filings on both Form 10-K and 10-Q the individual components of our diluted shares as well as additional disclosures to highlight for the reader those items that could potentially be dilutive in the future as well as anti-dilutive items that were not included in the calculation of dilutive shares. Below is a reconciliation between the denominator of the basic weighted average common shares outstanding and diluted weighted average common shares outstanding. There were no adjustments to the numerator necessary to compute diluted earnings per share.

	2006	2005	2004
Weighted average common shares outstanding (in thousands):
Basic	33,187	32,691	32,502
Stock options	673	205	172
Performance units	207	—	—

Diluted	34,067	32,896	32,674

There were no other securities during the periods presented above that could have potentially diluted basic earnings per share in the future that were not included in the computation of diluted earnings per share.

Note 2. Summary of Significant Accounting Estimates, page 78

Sale-Leaseback Transactions, page 77

10.	Please tell your basis in GAAP for classifying costs of construction incurred prior to completion in prepaid and other current assets rather than in construction in-progress within property and equipment, net. Please also address your classification of the liability for construction reimbursements pursuant to Chapter 3, Section A, of ARB 43.

We note the Staff’s comment and respectfully advise the Staff that we enter into definitive agreements with unaffiliated third-parties prior to the commencement of construction to sell these construction costs and enter into operating leases. Typically, we sell only the costs associated with the land and building and to the extent there are any costs incurred for assets with a shorter depreciable life, such as machinery and equipment, we classify those costs as construction in-progress within property and

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 12

equipment, net. We classify reimbursable costs of construction incurred prior to completion in prepaid and other current assets based on the fact that we have the ability and intent to receive cash for these construction costs within twelve months from the balance sheet date and the carrying amount of these construction costs is the lower of cost or fair value. Therefore, we respectfully believe that these construction costs are appropriately classified as current assets in accordance with ARB 43, Chapter 3, Section A, paragraph 4.

We classify construction reimbursements received prior to the completion of the project as “accrued liabilities” in our consolidated balance sheets. We view these amounts as essentially a deposit of the sale of assets classified as current liabilities within twelve months from the balance sheet date. Therefore, we respectfully believe the classification of these construction reimbursements as current liabilities is appropriate and is in accordance with ARB 43, Chapter 3, Section A, paragraph 7.

11.	Reference is made to your disclosure on page 53 that you sold real estate in a sale-leaseback transaction in 2004 for $12.4 million gain. Please tell us how you account for gains and losses on sale-leaseback transactions and the basis in GAAP for your accounting treatment. Refer to paragraphs 32 through 34 of SFAS 13. In addition, please disclose your accounting policy for gains and losses on sale-leaseback transactions.

We respectfully advise the Staff that when we sell property in a sale-leaseback transaction for a gain, we defer the gain over the life of the lease pursuant to paragraph 33 of SFAS 13, including extensions that we reasonably anticipate at the time that we will execute, as a component of rent expense. We will revise future filings to include our policy for recognizing gains and losses incurred in sale-leaseback transactions.

Property and Equipment, page 77

12.	We note that you measure impairment of long-lived assets as the amount by which the carrying amount exceeds the net recoverable value. Please tell us why net recoverable value represents fair value. Refer to paragraphs 7 and 22 of SFAS 144. In addition, please clarify your disclosure as appropriate.

We note the Staff’s comment and we respectfully advise the Staff that when we conduct our annual impairment test of our long-lived assets, we first compare the carrying amount of the underlying assets to their net recoverable value by reviewing the undiscounted cash flows expected to result from the use and eventual disposition of the underlying assets. If the carrying amount of the underlying assets is less than their net

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 13

recoverable value, then we calculate the impairment to be, if any, the excess of the carrying amount over the fair market value. We will revise future disclosures to make the distinction more clear.

Goodwill and Other Intangible Assets, page 78

13.	Your disclosure on page 82 under the section titled “Segment Reporting” suggests that your dealerships represent operating segments as defined in paragraph 10 of SFAS 131. Additionally, it appears you aggregate such operating segments into a single reportable operating segment based on the guidance in paragraph 17 of SFAS 131. Although you may have only one reportable operating segment based on the guidance in paragraph 17 of SFAS 131, it is unclear to us how you are able to conclude that you have only one reporting unit for purposes of testing goodwill for impairment. Reference is made to the section titled “Additional Observations” in EITF D-101 and paragraph 30 of SFAS 142, which states that a reporting unit is an operating segment or one level below an operating segment as defined in paragraph 10 of SFAS 131. Please explain to us in detail the basis for your conclusion and application of SFAS 142 as we would expect your reporting units to represent your operating business/dealerships.

We respectfully advise the Staff that we operate in one segment, automotive retail, for reporting purposes based on how we internally view our business, regularly review our financial data and operating metrics and allocate resources. Our Chief Operating Decision Maker is our Chief Executive Officer who manages the business, regularly reviews financial information and allocates resources on a consolidated basis. Our dealerships are components of our automotive retail segment and therefore are not segments themselves. In that regard we will revise future filings to clarify our disclosure on page 82. Please see our revised disclosure at the end of this response.

For the purpose of testing goodwill for impairment, we view the company as single reporting unit. The components of our business are aggregated in determining our reporting unit in accordance with paragraph 30 of SFAS 142 and the relevant provisions of paragraph 17 of SFAS 131 and the interpretive guidance of provided in EITF D-101. EITF D-101 states:

“Determining whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances. Although paragraph 30 of Statement 142 includes a number of characteristics

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 14

that must be present for a component of an operating segment to be a reporting unit, no single factor or characteristic is determinative. The FASB staff believes that how an entity manages its operations and how an acquired entity is integrated with the acquiring entity are key to determining the reporting units of the entity. As noted in the basis for conclusions of Statement 142, ‘The Board’s intent was that a reporting unit would be the level of internal reporting that reflects the way an entity manages its business or operations and to which goodwill naturally would be associated.’”

Considering that guidance and specifically applying it to our facts and circumstances, we have determined, in our judgment that aggregation of our segment components is the most appropriate. We believe aggregating our components is appropriate based on how we manage our business and integrate our acquisitions. Our components are all economically similar. They all have similar products, processes, customers, methods of distribution and regulatory environment. We also considered the extent to which the components share resources and collaborate with each other. We seek to integrate each acquisition into our business, thus receiving synergistic benefits of each acquisition.

Paragraph 34 of SFAS 142 sates:

“For the purpose of testing goodwill for impairment, all goodwill acquired in a business combination shall be assigned to one or more reporting units as of the acquisition date. Goodwill shall be assigned to reporting units of the acquiring entity that are expected to benefit from the synergies of the combination even though other assets or liabilities of the acquired entity may not be assigned to that reporting unit. The total amount of acquired goodwill may be divided among a number of reporting units. The methodology used to determine the amount of goodwill to assign to a reporting unit shall be reasonable and supportable and shall be applied in a consistent manner.”

We have assembled a broad portfolio of dealerships which allows us to leverage our knowledge and strategy, share best practices and provide diversity and stability to our revenue base. As a result, we make acquisitions to specifically enhance the capabilities of the company as a whole. For example, we have partnered with manufacturers to acquire a dealership for the purposes of closing that particular point in an “over-dealered” market. We have also acquired dealerships for the sole purpose of moving them to a different location so as to use the acquired location in the operations of dealership we already own in the immediate vicinity.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 15

In addition, below we address the discussion in the Additional Observations section of EITF D-101, which states:

“Some constituents have noted that two operating segments may have been aggregated into a reportable segment by applying the aggregation criteria in paragraph 17 of Statement 131, and have inquired about whether one or more of the components of those operating segments can be reporting units under Statement 142. The FASB staff believes it would be possible for one or more of those components to be economically dissimilar from the other components and thus be a reporting unit for purposes of testing goodwill for impairment. In particular, the FASB staff believes that that situation might occur when an entity’s operating segments are based on geographic areas. The following points need to be considered in addressing this question:

•

The determination of reporting units under Statement 142 begins with the definition of an operating segment in paragraph 10 of Statement 131 and considers disaggregating that operating segment into economically dissimilar components for the purpose of testing goodwill for impairment. The determination of reportable segments under Statement 131 also begins with a paragraph 10 operating segment, but considers whether certain economically similar operating segments should be aggregated into a single operating segment or into a reportable segment.

•

The level at which operating performance is reviewed differs between the two Statements—it is the chief operating decision maker who reviews operating segments and the segment manager who reviews reporting units (components of operating segments). Therefore, a component of an operating segment would not be considered an operating segment for Statement 131 purposes unless the chief operating decision maker regularly reviews its operating performance; however, that same component might be a reporting unit under Statement 142 if a segment manager regularly reviews its operating performance (and if other reporting unit criteria are met).”

We respectfully advise the Staff that for the reasons stated above, all the components of our reporting unit are economically similar and therefore to disaggregate any of them would be contrary to the guidance above. In addition, as we are one segment under SFAS 131, we do not have segments managers as noted in the second bullet above.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 16

As a result, we have concluded that we are one reporting unit for the testing of goodwill for impairment and we conduct our impairment test on October 1st of each year.

We respectfully advise the Staff that we will include the following disclosures in our future filings to better explain our segments and reporting units:

“Segment Disclosure: We follow the provisions of SFAS No. 131 “Disclosures about the Segments of an Enterprise and Related Information.” Based on the definitions contained within SFAS No. 131, we have determined that as a result of how we internally view our business, regularly review our financial data and operating metrics and allocate resources that we operate in one segment. Additionally, it should be noted that we have no international operations.

“Reporting Unit Disclosure: Goodwill represents the excess cost of the businesses acquired over the fair market value of the identifiable net assets. We have determined that, based on how we integrate acquisitions into our business, how the components of our business share resources and interact with one another, and the fact that all components are economically similar, we qualify as a single reporting unit for purposes of testing goodwill for impairment.”

14.	We note that assets and liabilities held for sale disclosed in note 7 on page 86 do not include goodwill and manufacturer franchise rights. We also note from your disclosure in note 16 on page 96 that you have not recognized losses for any initial write-down to fair value less cost to sell of dealerships pending disposition. Please tell us how you treat goodwill and manufacturer franchise rights in determining the carrying value of dealerships classified as held for sale and why your accounting treatment complies with the guidance in paragraph 39 of SFAS 142. Also refer to paragraph 36 of SFAS 144.

We typically structure the sale of our dealerships as asset sales. As a result, we classify all tangible dealership assets to be sold as held for sale. If the proposed sales price is less than the carrying amount of the associated manufacturer franchise rights, we will write-down the related manufacturer franchise rights to the value to be recovered in the pending sale transaction before the consummation of the transaction, as required by paragraph 36 of SFAS 144.

We have not historically classified manufacturer franchise rights or goodwill as held for as held for sale as we believed there was no specific requirement to do so in SFAS 144. In addition, we respectfully believe that the amount of goodwill and manufacturer franchise rights associated with dealerships held for sale has always been

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 17

immaterial. For example, as of December 31, 2006 and 2005, goodwill and manufacturer franchise rights associated with dealerships held for sale were less than 1% of our total current assets. However, we will include manufacturer rights and goodwill within assets held for sale for future dispositions.

As we are one reporting unit for purposes of evaluating goodwill (as explained in our response to comment #13), for purposes of impairment, we do not associate goodwill with our individual dealerships. However, as required by SFAS 144 paragraph 39, we do include a fair value allocation of goodwill for purposes of calculating the gain or loss on the sale of a dealership, based on the proportional relationship of the sales price of the dealership to the fair value of the total company, as determined by a third-party each year on our testing date. For example, if the fair value of the total company was determined to be $1 billion, including the dealership to be sold, our total company goodwill prior to the sale was $500 million, and we sold a dealership for $10 million, we would include 1% of the goodwill ($10 million divided by $1 billion) or $5 million, in the gain/loss calculation for that dealership.

Revenue Recognition, page 80

15.	Reference is made to your disclosure on page 42 regarding the gain related to the sale of your remaining interest in a pool of extended service contracts. Given your disclosure that you receive commissions from the sale of vehicle service contracts, please tell us how your interest in the extended service contracts arose. If you sell separately priced extended service contracts, tell us your revenue recognition policy and why this policy is not disclosed. Refer to FTB 90-1.

In addition to the commissions we received on the sale of third-party warranty and insurance products, we respectfully advise the Staff that we also have contingent revenue arrangements with the third-party administrators whereby we will potentially receive retrospective payments in the future. These payments, if any, represent the amount of funds available to pay future claims in excess of what is actually used to pay claims on the related policies. These payments are determined by the third-party administrator when they believe that the pool of contracts have matured enough to determine that excess funds exist. The amount of retrospective payments is contingent on the claim performance (i.e. the amount of the funds used to pay customer claims). If the claim performance is such that no excess funds are predicted to exist at the maturity of the related contract, then no retrospective commissions are paid. As a result, we do not record retrospective commissions until such a time that the payment has been confirmed by the third-party administrator to the contracts, because that is the first time that the amount is fixed and determinable.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 18

The company views any retrospective payments received from the third-party administrators as contingent revenue since these payments are based on the future operating performance of the pool of contacts. The company does not believe that it is appropriate to recognize revenue until the amounts are fixed and determinable in accordance with Staff Accounting Bulletin 101, as amended.

We generally intend to allow the pools of contracts to run through maturity. Therefore, we do not typically place any value on the unearned retrospective commission in the pools held by the administrator until any amounts to be received are fixed and determinable, as noted above.

However, in the instance of the gain mentioned on page 42, we sold the remaining value of the retrospective pool back to the third-party administrator, received cash and recognized the revenue when the amount became fixed and determinable. In addition, we had no further involvement with the related contract.

We respectfully advise the Staff that we have not historically disclosed our revenue recognition policy for retrospective commissions as we believe these amounts are immaterial. Please see the total amount of retrospective commissions for each year presented in our Annual Report and the related percentage of total revenue and F&I revenue.

Year	Retro Income	Retro Income as a % of F&I Revenue	Retro Income as a % of Total Revenue
2004	$6.2 million	4.8%	< 1%
2005	$6.6 million	4.5%	< 1%
2006	$8.2 million	5.2%	< 1%

In addition, we respectfully advise the Staff that we do not sell internally underwritten warranty or insurance products. We offer third-party warranty and insurance products to our customers and receive commissions for doing so. As a result, we respectfully submit that we are not subject to FTB 90-1.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 19

Segment Reporting, page 82

16.	Reference is made to your disclosure regarding captive finance company revenue on page 42. Please tell us why you believe that the captive finance company is not a reportable segment operating segment under the provisions of SFAS 131. Please address the aggregation criteria in paragraph 17 of SFAS 131 and the consensus in EITF 04-10.

We respectfully advise the Staff that we view our captive finance companies as a component of our business and not a segment, in the same way that we view our dealerships. As a result, we respectfully believe that the aggregation criteria of paragraph 17 of SFAS 131 do not apply. The captive finance companies are a fully integrated component of our business. We utilize our captive finance companies solely as a means of providing another financing option to our customers, typically for used vehicle purchases at our dealerships and as such are fully integrated with our dealership operations. We do not finance customers of non-Asbury dealerships. Discreet financial information of our captive finance company is not reviewed by our Chief Operating Decision Maker in allocating resources.

Statement of Cash Flows, page 81

17.	It appears that you net the acquisition of loaner vehicles and related borrowings, and related cash flows, in prepaid expenses and other current assets. If so, please tell us the basis in GAAP for netting the assets and liabilities and related cash flows. Also, we assume that you amortize the cost of loaner vehicles to operations and recognize interest on the related borrowings in interest expense. Please advise.

We respectfully advise the Staff that we classify loaner vehicles as a component of “prepaid and other current assets” and loaner vehicle financing as a component of “current maturities of long-term debt” on our related consolidated balance sheets. We respectfully believe that both the acquisition of loaner vehicles and the related financing, where applicable, are operating activities.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 20

While loaner vehicles are initially used by our service department for use in our business, these vehicles are used in such capacity for a short period of time (typically six to twelve months) before we reclassify its use and sell these items as inventory. Paragraph 24 of SFAS 95 states:

“Certain cash receipts and payments may have aspects of more than one class of cash flows. For example, a cash payment may pertain to an item that could be considered either inventory or a productive asset. If so, the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. For example, the acquisition and sale of equipment to be used by the enterprise or rented to others generally are investing activities. However, equipment sometimes is acquired or produced to be used by the enterprise or rented to others for a short period and then sold. In those circumstances, the acquisition or production and subsequent sale of those assets shall be considered operating activities….”

As a result, we respectfully believe that purchase of loaner vehicles is an operating activity. We further note that we finance the acquisition of our loaner vehicles either with available cash or through borrowings from lenders affiliated with the manufacturer from which we purchase the related vehicles. In accordance paragraph 23(a) of SFAS 95, the borrowings from and repayments to affiliated lenders of the manufacturers of these loaner vehicles are presented net in cash flow from operating activities, as they are cash flows with a supplier for goods that are available for resale in a short time, as noted above. Net borrowings (repayments) of loaner vehicle loans totaled $(0.4) million, $0.1 million and $5.9 million for the years ended December 31, 2006, 2005 and 2004, respectively.

Loaner vehicle loans are included in current portion of long-term debt in our consolidated balance sheets as the maturity dates of these loans are greater than one year from the balance sheet date, but we have the ability and intent to repay these loans within one year. The borrowings (repayments) of loaner vehicle loans are the only component of current portion of long-term debt included in cash flow from operating activities.

We believe that net borrowings (repayments) of loaner vehicle loans were immaterial for each of the years presented, do not qualify as a major class of reconciling items and are not meaningful enough to warrant separate classification; therefore, we believe the classification of net borrowings (repayments) of loaner vehicle loans in prepaid and other current assets is appropriate and is in accordance with SFAS 95, paragraph 29. In addition, we will revise future filings to change (i) “prepaid and other current assets” to “prepaid and other current assets and liabilities, net” and (ii) “other long-term assets and liabilities” to “other long-term assets and liabilities, net.”

We confirm that amortization of loaner vehicles is included in selling, general and administrative expense in our consolidated statements of income, which is a component of our operating income. Interest expense from loaner vehicle borrowings is included in interest expense in our consolidated statements of income.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 21

Note 7. Assets and Liabilities Held for Sale, page 86

18.	Please tell us whether you reclassify assets and liabilities of disposal groups classified as held for sale to reflect the application of the provisions in paragraph 46 of SFAS 144 when presenting comparative balance sheets. In that regard, it appears from your disclosure that the assets and liabilities of the two dealership locations in Arkansas have not been reclassified for comparative purposes.

We respectfully advise the Staff that we do not reclassify the assets and liabilities associated with a disposal group as held for sale for comparative purposes for comparable periods because the assets and liabilities were not held for sale at the date of the comparable period. We view the balance sheet as a point in time disclosure. Paragraph 46 of SFAS 144 states:

“A long-lived asset classified as held for sale shall be presented separately in the statement of financial position. The assets and liabilities of a disposal group classified as held for sale shall be presented separately in the asset and liability sections, respectively, of the statement of financial position. Those assets and liabilities shall not be offset and presented as a single amount. The major classes of assets and liabilities classified as held for sale shall be separately disclosed either on the face of the statement of financial position or in the notes to financial statements.”

While SFAS 144 is specific as to the prior period classification of the results of operations in paragraph 43, such guidance is silent for the balance sheet treatment. We acknowledge that SFAS 144 would permit the reclassification of assets held for sale in the prior year comparable period; however, we do not believe that such presentation is required. We believe that such assets should be reflected as assets held for sale only in the period for which they meet the criteria for such classification.

Note 9. Goodwill and Manufacturer Franchise Rights, page 88

19.	Please tell us the nature and amounts of other changes in goodwill and manufacturer franchise rights. In addition, please revise your disclosure to identify the nature of other changes in goodwill and manufacturer franchise rights.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 22

We respectfully advise the Staff that the “other” changes in value of goodwill represent final pre-acquisition contingency adjustments, pursuant to paragraph 40 of SFAS 141. Although we do not believe that these amounts are material, to the extent applicable, we will revise our disclosure in future filings to indicate when certain estimates used in determining the amount of goodwill recorded at a particular balance sheet date may be adjusted in the near future, as better information becomes available.

The “other” changes to manufacturer franchise rights represent the write-down of manufacturer franchise rights through our consolidated statements of income to amounts recoverable in pending disposition transactions.

To the extent applicable and material, we will revise future disclosures to specifically name these adjustments instead of referring to these as “other”.

Note 13. Long-Term Debt, page 91

20.	Please describe the most significant restrictions on the payment of dividends, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free from restrictions as required by Rule 4-08(e) of Regulation S-X. In that regard, we note your disclosure in Item 5 on page 31.

We respectfully advise the Staff that we will revise our future disclosure on page 31 and 61 to include the disclosure below. In future filings we will also add the following disclosure to our long-term debt footnote:

“Our ability to repurchase shares and pay cash dividends is restricted by our 8% Senior Subordinated Notes, our 7.625% Senior Subordinated Notes and our Committed Credit Facility. The most restrictive limit is under the terms of our 8% Senior Subordinated Notes, which limits our ability to repurchase shares or pay cash dividends to $27.3 million as of September 30, 2007. “

Note 16. Discontinued Operations and Divestitures, page 96

21.	Please disclose the amount of gains and losses arising from the disposition of franchises and long-lived assets that are classified in operating income and the line item in which such gains and losses are included. If material, such gains and losses should be stated separately in your statements of operations. Refer to Rule 5-03(b)(6) of Regulation S-X.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 23

We respectfully advise the Staff that the components of our “Other Income, net” line of non-operating activities include gains and losses on property and equipment including real estate, gains and losses on the sale of dealerships that do qualify for discontinued operations treatment under SFAS 144, and rental income. Historically, we have not considered these items a component of our income from operations as they are not typical automotive dealership activities and were immaterial. For example, for the years ended December 31, 2006, 2005 and 2004, respectively, other income represented less than 2.5% of income from operations.

However, we note the Staff’s comment and now recognize that paragraph 45 of SFAS 144 provides that (i) gains or losses recognized on the sale of long lived assets (disposal group) that are not components of an entity should be included in income from continuing operations before taxes in the income statement of a business enterprise, and (ii) if a subtotal such as “income from operations” is presented, it should include the amounts of those gains and losses.

As a result, in our Form 10-K for the fiscal year ended December 31,2007 and all other future filings (to the extent applicable), we will create a line called, “Other Operating Income, net” after Selling and General Administrative Expense and Depreciation Expense and reclassify these amounts (the amounts currently in “Other Income, net”) to that line. As we intend to reclassify these amounts to a different line as compared to where they were located in previously filed reports, we will include a footnote indicating the amounts previously reported, the adjustments and the amounts, as reported, as required by SFAS 154. In addition, we will include a footnote detailing the amounts included in that line if they are material. As previously noted, we do not believe that such reclassification is quantitatively or qualitatively material to our financial statements.

Note 23. Condensed Quarterly Revenues and Earnings (Unaudited), page 111

22.	Please describe the effect of disposals of segments and unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of that quarter. For example, we would expect you to disclose the nature and amount of adjusting items reflected in your reconciliations of non-GAAP financial information on page 65 affecting quarterly results for the years presented. Refer to Item 302 of Regulation S-K.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 24

We respectfully advise the Staff that we believe the items mentioned on page 65 are unusual and infrequent, and were all recorded in the proper quarter. Therefore, we believe that these items are worth highlighting. To the extent applicable, we will revise this footnote in future filings to reflect the impact of material unusual or infrequent items as well as the effect of material dispositions for each quarter in which such items were recorded.

Item 9a.	Controls and Procedures, page 112

23.	You state that your certifying officers concluded that your disclosure controls and procedures were “effective as of December 31, 2006, to provide reasonable assurance that information required to be disclosed in [your] reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.” In future filings, please revise your conclusion to include the full definition of disclosure controls and procedures as outlined in Exchange Act Rule 13a-15(e) rather than the summarized definition you include now. In this regard, please revise to state, if true, whether the same officers concluded the controls and procedures were effective to “ensure that information required to be disclosed by [you] in the reports that [you] file or submit under the Act is accumulated and communicated to [your] management, including [your] principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” Similarly revise your disclosure in filings on Form 10-Q. Additionally, please confirm to us that your conclusions regarding effectiveness would not change had these statements been included in this filing and in Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2007.

First, we confirm that our conclusions regarding the effectiveness of our disclosure controls and procedures would not change had the statements referenced above been included in our 2006 Annual Report and our Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2007. In addition, we confirm that the same officers concluded that the disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in the reports that we file or submit under the Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure. In addition, we will revise future filings to include, the full definition of disclosure controls and procedures in our conclusions.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 25

See exhibit 1.3 for an example of our revised disclosure.

24.	We note that you state there were no “significant” changes in your internal controls. Your disclosure does not appear to specifically address Item 308(c) of Regulation S-K. Please confirm to us, if true, that there were no changes at all in internal controls that occurred during the last fiscal quarter that have materially affected or are reasonably likely to materially affect, your internal controls over financial reporting.

We confirm that there were no changes to our internal controls that occurred during the last fiscal quarter that materially affected or were reasonably likely to materially affect, our internal controls over financial reporting. We will revise future filings to indicate any changes in our internal controls over financial reporting in a fiscal quarter that has materially affected or is reasonably likely to materially affect our internal controls over financial reporting, or to disclose that no such changes have occurred.

Part III

Item 11.	Executive Compensation, page 113

25.	You disclose on page 21 of your proxy statement that the Committee retained Frederic W. Cooke Co. to provide advice and that management evaluated market studies provided by outside consultants. Please expand the disclosure regarding the nature and scope of the consultants’ assignment and the material elements of the instructions or directions given to the consultants with respect to the performance of their duties under the engagements. See Item 407(e)(3)(iii) of Regulations S-K. In addition, please expand your Compensation Discussion and Analysis to indicate how the Committee utilized the compensation consultant in determining compensation policies or in establishing specific forms and amounts of compensation for your named executive officers.

In future filings, to the extent material and applicable, we will expand our disclosure regarding the nature and scope of the assignments of any compensation consultants used by the company, and regarding the material elements of the instructions or directions given to such consultants with respect to the performance of their duties under the engagements. In addition, to the extent material and applicable, we will also expand our Compensation Discussion and Analysis to indicate how the Committee utilized such compensation consultants in determining compensation

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 26

policies or in establishing specific forms and amounts of compensation for our named executive officers. For example, the disclosure for 2006 would have included the following discussion.

In November 2006, the company retained Frederic W. Cooke Co. to give general guidance on disclosure issues in, and provide assistance with the drafting of, the company’s Compensation Discussion and Analysis.

The market studies mentioned on page 21 of the proxy statement, which were conducted by Watson Wyatt Worldwide, Inc., were used by company management in reviewing and evaluating the merit budgets of the companies participating in such survey, as discussed in the response to Comment 27 below. Watson Wyatt was not otherwise retained by the company.

26.	We note the statement on page 21 that “[s]ince each compensation element rewards different aspects of individual and company performance, the Committee evaluates each element separately.” Please identify and explain the different aspects of individual and company performance that are factored into the Committee’s decisions for the different elements of compensation.

We note the Staff’s comment and respectfully advise the Staff that the various aspects of individual and company performance that were factored into the Committee’s decision concerning the different elements of executive compensation were identified throughout the Compensation Discussion and Analysis. In future filings, to the extent material and applicable, the company will identify and explain the different aspects of individual and company performance that are factored into the Committee’s decisions for the different elements of compensation. For example, the disclosure for 2006 would have included the following discussion.

With respect to compensation paid to the named executive officers in 2006, each such officer received compensation based on the following three elements: (i) base salary; (ii) an annual cash bonus; and (iii) an equity grant under the company’s long-term equity incentive plan. The base salary of each executive officer was established at the point of hire or promotion, taking into account the executive’s experience, skills, level in the organization and scope of responsibilities. Increases in base salary for the named executive officers (other than for the Chief Executive Officer), are recommended to the Committee by the Chief Executive Officer and are part of the merit budget increases for the corporate office. For a further discussion of these merit budget increases, please see the response to Comment 27 below.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 27

The 2006 annual cash bonus paid to the named executive officers (other than Messrs. Gilman and Oglesby) was based on a company performance component, representing 75% of such bonus, and an individual contribution component, representing 25% of such bonus. The company performance component was based on a pre-established net income before taxes (“NIBT”) metric, as the Committee believes this is the best measure of the company’s performance. The individual contribution component was based on achievement of the executive within his or her area of responsibility. With respect to Mr. Gilman, the 2006 annual cash bonus was entirely tied to the NIBT metric, pursuant to the terms of his employment agreement. As discussed in the response to Comment 28 below and in footnote 5 to the Summary Compensation Table on page 27 of the proxy statement, the cash bonus paid to Mr. Oglesby was pursuant to the company’s South Region bonus plan, as opposed to the corporate office bonus plan.

The 2006 equity grants in the form of performance units were issued to the named executive officers pursuant to the company’s long-term equity incentive plan. The performance unit grant contained performance goals relating to earnings per share and the performance of each of the company’s four revenue sources: (1) new vehicle revenue growth vs. peers; (2) used vehicle revenue growth vs. peers; (3) finance and insurance revenue growth; and (4) fixed operations (parts ands service) gross profit.

27.	We note your indication that “[i]n 2006, management evaluated the merit budgets of other companies based on surveys and market studies provided by outside consultants. Management then prepared and submitted a merit budget for 2006 to the Compensation Committee for approval.” It would appear that you benchmark your merit budget to other companies. If that is the case, please identify the companies and the benchmark amount you tied your pool to, pursuant to Item 402(b)(2)(xiv). Please provide similar information for 2007. See Item 402(b)(I)(v) of Regulation S-K.

In future filings, to the extent that the company uses salary survey information, the company will provide additional information concerning such data, to the extent material and applicable.

For example, with respect to 2006, there was no benchmarking used by the Committee in determining compensation to the company’s named executive officers. However, the Committee used the Watson Wyatt 2005/2006 Strategic Rewards and Pay Practices Survey to review and evaluate the merit budgets of the companies covered by the survey.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 28

28.	You disclose that bonus and equity-based compensation for 2006 were dependent upon company performance, and neither provided for a minimum payment. Please expand your discussion of quantitative and qualitative factors to clarify how the elements of compensation were designed to achieve their compensatory objectives. For example, it is unclear what determinations were made to adopt the no-minimum bonus mentioned above and a $550,000 bonus guarantee for Mr. Oglesby.

In future filings, to the extent material and applicable, the company will expand its discussion of quantitative and qualitative factors to clarify how the elements of compensation were designed to achieve their compensatory objectives. For example, the disclosure for 2006 would have included the following discussion.

As described on page 22 of the proxy, the company’s annual cash bonus program for corporate officers for 2006 did not provide for minimum or guaranteed payments. For 2006, Mr. Oglesby continued to participate in the company’s regional cash bonus plan following his promotion to Chief Operating Officer of the company in September 2006, and received a guaranteed bonus payment. For 2007, Mr. Oglesby joined the annual cash bonus program for the corporate office, pursuant to which he does not have a minimum bonus guarantee.

29.	You disclose that the Committee analyzes net income before taxes (NIBT) in determining cash bonuses. Please revise to disclose the company’s actual 2006 financial performance and explain how it resulted in the amounts disclosed in the summary compensation table. The statement that “the company performance component of the annual cash bonus plan was paid out in accordance with the plan” does not clearly explain how the plan, NIBT and individual performance resulted in the actual compensation. Please also provide this information for 2007 or, to the extent you believe disclosure of these financial and operational targets is not required because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion. See instruction 4 to Item 402(b). If disclosure of the company’s 2007 financial performance targets would cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors.

In future filings, to the extent material and applicable, the company will provide information explaining how the financial performance of the company resulted in the amounts disclosed in the summary compensation table, unless the company

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 29

determines that such disclosure would result in competitive harm. In the event of the company’s determination that such disclosure would result in competitive harm, the company will provide, on a supplemental basis, a detailed explanation for this conclusion, and discuss further how difficult it will be for the named executive officer or how likely it will be for the company to achieve the target levels or other factors. For example, the disclosure for 2006 would have included the following discussion.

With respect to the company performance component of the annual cash bonus plan for the named executive officers (other than Mr. Oglesby), the Committee established a 2006 NIBT target of $101,000,000, subject to adjustments in accordance with the plan, as discussed in our proxy statement. Therefore, if the company’s NIBT for 2006 was $101,000,000, such named executive officers would receive an annual cash bonus payout of 100% of their target bonus level under the company performance component of such bonus. After certain adjustments in accordance with the terms of the plan, the company’s actual 2006 NIBT figure for purposes of the annual cash bonus plan was $114,400,370.

The “stretch” NIBT target bonus, at which point such named executive officers would be eligible to receive up to another 100% of their target bonus payout under the company performance component of the annual cash bonus plan, was set at $117,000,000 ($16,000,000 above the target NIBT bonus level of $101,000,000). The adjusted 2006 NIBT figure of $114,400,370 translated into a cash bonus payout of 184% of the target NIBT bonus level (a 100% payout for reaching the target NIBT level of $101,000,000 and an 84% incremental bonus for reaching the adjusted, incremental NIBT over the $101,000,000). The 84% payout was calculated by taking the difference between $114,400,370 and $101,000,000, which equals $13,400,370, or approximately 84% of the $16,000,000 excess NIBT target, the maximum bonus level set under the plan for 2006.

Therefore, the company performance component of the annual cash bonus awards for such named executive officers was paid out at a rate of 184% of the target amount. The company performance component represented 75% of the overall cash bonus amounts to Messrs. Johnson and Smith, and to Ms. Burgess, and 100% of the cash bonus paid to Mr. Gilman, as reflected in the Summary Compensation Table on page 27 of the proxy statement.

The remaining 25% of the overall cash bonus amounts reflected in the Summary Compensation Table was based on a subjective evaluation of individual performance. The individual performance component of the annual cash bonus award varied between 0% and 200% of the target amount. As set forth in the table on page 23 of the company’s proxy statement, with respect to the individual performance component of the annual cash bonus award for J. Gordon Smith, the company’s Senior Vice President

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 30

and Chief Financial Officer, the target amount was equal to 17.5% of his base salary, with a maximum amount equal to 35% of his base salary. The targets for the individual performance component of the annual cash bonus awards for Ms. Burgess and Mr. Johnson were set at an amount equal to 10% of their respective base salaries, with a maximum amount equal to 20% of their respective base salaries. Mr. Smith and Ms. Burgess both received the maximum amount payable, or 35% and 20% of their respective base salaries, due to their efforts relating to certain strategic opportunities that the company was pursuing during 2006. Mr. Johnson received an amount equal to 12.5% of his base salary.

30.	In this regard, in the context of Compensation Discussion and Analysis, please revise to discuss any material differences in the policies and decisions being made with respect to compensation paid to different named executive officers. We notice that there is some disparity in the amounts paid to your named executive officers for purpose of base salary and cash bonus (e.g., Messrs. Johnson and Burgess received different cash bonuses despite the same percentage targets), however, this discussion does not appear to address how those disparities are determined. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Please see our response to Comment 29 above.

31.	In your Summary Compensation Table, please disclose discretionary cash and non-cash bonuses under the Bonus column when they are not based on performance criteria. We note the discussion of discretionary awards in footnote 5 regarding non-equity incentive plan compensation.

In future filings, to the extent material and applicable, we will disclose discretionary cash and non-cash bonuses under the “Bonus” column when they are not based on performance criteria. For example, with respect to the disclosure for 2006, the information on the $150,000 bonus paid to Mr. Oglesby would be moved from footnote 5 of the Summary Compensation Table to appear in footnote 2 to such table.

32.	Also, please consider increasing the font of the footnotes and where appropriate placing some of the footnoted information in the narrative preceding the tables.

In future filings, we will use a larger font for footnotes and, where appropriate, place some of the footnoted information in the discussion preceding the tables.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 31

33.	Please expand your Compensation Discussion and Analysis to discuss how the arrangements described under Potential Payments upon Termination fit in to your overall compensation objectives and strategy and affect the decisions you made regarding other compensation elements.

In future filings, to the extent material and applicable, we will expand our Compensation Discussion and Analysis to discuss how the arrangements described under Potential Payments upon Termination fit into the company’s overall compensation objectives and strategy and affect the decisions that the company made regarding other compensation elements. For example, the disclosure for 2006 would have included the following discussion.

At their point of hire, Ms. Burgess and Mr. Johnson executed severance agreements which provided for one year of base salary and benefits continuation. The company considered the terms of these agreements as typical for executives in the positions of Ms. Burgess and Mr. Johnson. Furthermore, the terms of these agreements were negotiated to provide a sense of security for, and to help retain, Ms. Burgess and Mr. Johnson, who, at the time of their hire, were joining a very young company from larger more established organizations where severance agreements were typical. Each of these respective agreements were modified on April 23, 2003 to include change of control provisions providing for three years of base salary and benefits continuation if terminated within two years following a change of control of the company. These modifications were negotiated at the beginning of the period when the company was examining certain strategic options. Upon Mr. Smith’s commencement of employment on September 29, 2003, he received severance benefits identical to those provided for Ms. Burgess and Mr. Johnson because he is a similarly situated senior executive officer of the company.

When Mr. Oglesby joined the company in February 2000, his employment agreement provided that he would receive severance pay from the company equal to one year of his base salary should he be terminated as an employee of the company, except if he were terminated for cause. When Mr. Oglesby became President and Chief Executive Officer of the company’s South Region in August 2004, he entered into a new employment agreement with the company which provided for the severance benefits detailed in the tables on page 32 of the proxy statement, including severance pay equal to 200% of his base salary plus 200% of his target bonus upon certain eligible terminations of employment (or, in the event of such a termination following a change of control, 300% of his base salary plus 300% of his target bonus). These severance

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 32

benefits were originally negotiated as a result of the company’s desire to retain Mr. Oglesby at a time when he had received a competitive employment offer. As a result, the terms and provisions of Mr. Oglesby’s employment agreement with the company, including the terms of his severance arrangement, were necessary to retain his services with the company. These benefits were extended to the employment agreement that he executed with the company in September 2006 when he accepted the position of Chief Operating Officer of the company.

The Committee believes that these agreements serve to retain these executives by providing security both for unplanned termination of employment, with the exception of a termination for cause. Furthermore, from time to time, the company examines various strategic alternatives, and the provisions of these severance agreements are important to retain these key people whose positions might be at risk in certain changes of control. The severance arrangements for Messrs. Oglesby, Smith and Johnson, and Ms. Burgess, were not considered when establishing the elements of compensation discussed above.

34.	Also with respect to the potential payments upon termination, please discuss and analyze how the 200% of base salary and other amounts and periods were negotiated and how and why the company agreed to the specified amounts and periods.

Please see our response to Comment 33 above.

Form 10-Q for Fiscal Quarter Ended September 30, 2007

35.	Please address the comments above in future filings, as applicable.

We will address all points mentioned above in all future filings, as applicable.

Note 7. Long-Term Debt, page 10

36.

Please tell us and disclose the significant terms of the convertible note hedge and warrant instruments entered into in connection with the sale of the 3% notes. Significant terms that should be addressed include the number of shares subject to the contracts, exercise price of the contracts, premiums paid and other relevant terms, including those related to exercisability, settlement and expiration. In addition, please tell us in detail how you are accounting for each instrument and the basis in GAAP for your accounting treatment. Specifically address the requirements of SFAS 150, SFAS 133 and EITF 00-19 in your analysis. Also, with respect to the convertible note hedge please tell

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 33

us your consideration of the applicability of paragraph 11 of SFAS 150 and the effect, if any, of the notice provision on your accounting treatment. Further, tell us whether the convertible note hedge affected your accounting for the convertible notes and the basis for your conclusion.

We respectfully advise the Staff that the specific terms of the convertible note hedge (call option contracts) are as follows:

•	The number of shares subject to the contracts – at issuance the underlying shares subject to the convertible note hedge are 3,382,978 and the maximum shares are 4,144,140.

•

Exercise price of the contracts – The initial exercise price of the contracts is $33.99. Note this exercise price is subject to certain adjustments which mirror the adjustments to the conversion price of the convertible notes, most notably for subsequent changes in our dividend.

•	Premium paid – The premium paid was $167.90 per option ($19,308,500 in total for the 115,000 options purchased.)

•	Terms of exercisability and settlement – A portion of the options is exercised on each day convertible notes are converted. Each exercise of options will be settled in shares of our common stock.

•	Expiration – The earlier of (i) the last day on which any convertible notes remain outstanding and (ii) the third scheduled trading day immediately preceding September 15, 2012.

We respectfully advise the Staff that the specific terms of the warrant instruments are as follows:

•	The number of shares subject to the contracts – at issuance the underlying shares subject to the warrants are 3,382,978 and the maximum shares are 6,765,957.

•

Exercise price of the contracts – The initial exercise price of the contract is $45.09. Note this exercise price is subject to certain adjustments which mirror the adjustments to the conversion price of the convertible notes, most notably for subsequent changes in our dividend.

•	Premium received – The premium received was $77.60 per option ($8,924,000 in total for the 115,000 options sold.)

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 34

•	Terms of exercisability and settlement – These transactions will be settled in shares of our common stock.

•

Expiration – The warrants are divided up into 80 components that expire at various dates from December 14, 2012 through April 11, 2013. Please refer to the confirmations we filed for each warrant as exhibits to our March 31, 2007 Form 10-Q for more detail.

We will include these disclosures above in our Form 10-K for the fiscal year ended December 31, 2007 and in subsequent filings.

We also respectfully advise the Staff that for accounting purposes each component of the transaction, (the convertible notes, the convertible note hedge and the warrant transactions), are independent transactions whereby none of the transaction affected the accounting of the others. We have accounted for the components of our refinancing transactions as follows.

The convertible notes are accounted for as straight debt in accordance with by EITF 90-19, EITF 00-19 and SFAS 133. The convertible note hedge and warrant transactions are accounted for as equity transactions under EITF 00-19 and SFAS 133. Please see the specific discussion of how each qualify for equity accounting under EITF 00-19 in the answer to comment 37 below.

Since the convertible notes are issued with a net share settlement clause which will require us to settle the face amount of the notes in cash up to the par amount ($1,000 per note) and any amount by which the conversion value exceeds $1,000 in excess of the strike price in shares of our common stock, we have considered this an “Instrument C” as defined by EITF 90-19. In addition, as the terms of the conversion feature satisfy the requirements for equity treatment set forth in EITF 00-19, specifically paragraphs 12-32, we do not have to account for the conversion feature as a derivative as it meets the scope exception set out in Paragraph 11(a) of FAS 133. (See comment 37 below for a detailed explanation of each paragraph.) Accordingly, the convertible debt is accounted for as straight debt as we are required to settle the principal amount of the notes in cash and any conversion would be considered an equity transaction.

As the convertible note hedge is required to be settled in shares and is indexed solely to Asbury’s common stock, we respectfully submit that it is treated as an equity instrument in accordance with paragraph 8 and further by paragraphs 12-32 of EITF 00-19 (see our response to comment 37 for an explanation of each paragraph). As a result, the purchase price of the convertible note hedge was recorded as a debit to additional paid in capital, together with any cash paid upon exercise.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 35

As the warrants are required to be settled in shares of our common stock, we respectfully submit that they too are treated as equity instruments in accordance with paragraph 8 and further by paragraphs 12-32 of EITF 00-19 (see our response to comment 37). As a result, the premium received for selling the warrants was recorded as a credit to additional paid in capital, together with any cash received upon exercise. If the price of Asbury’s stock were to exceed the strike price of the warrants they would be deemed to be dilutive and increase the denominator in the calculation of the company’s dilutive earnings per share calculated using the treasury stock method.

In regard to the reference to paragraph 11 of SFAS 150, we respectfully advise the Staff that, the convertible note hedge and the warrant transactions are not subject to this paragraph because the convertible note hedge is a net purchased option not a written option. As a result, we will receive shares under the terms of this contract and have no obligation to repurchase shares. The warrant transactions represent a potential issuance of shares and we respectfully submit that paragraph 11 only deals with the purchase of shares. As a result, we do not believe paragraph 11 of SFS 150 applies to either contract.

37.	Please tell us how you accounted for the conversion feature in your 3% Senior Subordinated Convertible Note. In this regard, explain your consideration of whether the conversion feature represents an embedded derivative requiring separation from the host contract pursuant to paragraph 12 of SFAS 133. If you determined the conversion feature is not an embedded derivative based on the exception provided in paragraph 11.a of SFAS 133, please tell us in detail how you applied EITF 00-19 in arriving at your conclusion. We are particularly interested to understand how the adjustable conversion price of the instrument affected your analysis under paragraphs 19 and 20 of EITF 00-19. If you believe the conversion price adjustment provisions represent “standard” anti-dilution provisions, as that term is defined in EITF 05-2, please explain in detail your position. Additionally, tell us whether there are any provisions that could require net-cash settlement and how such provisions affected your analysis under paragraphs 12 and 13 of EITF 00-19. In your response, specifically address how you considered the cash settlement provisions outlined in Section 13.02 of the Indenture filed as Exhibit 4.1. To the extent you determined that the embedded conversion feature is not covered by SAFAS 133, tell us how you accounted for the embedded conversion feature under EITFs 98-5 and 00-27, including whether or not you recorded a beneficial conversion feature and the reasons therefore.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 36

As stated above, we respectfully believe that the convertible notes are considered an “Instrument C” as defined by EITF 90-19. Therefore, the principal portion of the notes will be settled in cash upon conversion or maturity and are properly accounted for as such.

In reference to Section 13.02 of the Indenture, we respectfully advise the Staff that this section only calls for cash settlement of the principal amount of the notes and requires that to the extent that the conversion value of the notes exceeds $1,000 that such excess amount will be settled in the company’s common stock. Therefore the equity accounting provisions of EITF 00-19 and SFAS 133 apply in this instance. As a result of meeting the below mentioned equity accounting requirements of paragraphs 12-32 of EITF 00-19, we meet the scope exception of paragraph 11.a of SFAS 133. Accordingly, we respectfully submit that we do not have an embedded derivative pursuant paragraph 12 of FAS 133.

In respect to paragraph 19 of EITF 00-19, we respectfully advise the Staff that we were not required to obtain shareholder approval for the maximum number of shares to be issued under the conversion feature of the notes or for the maximum number of shares required to be delivered under the warrants. In addition, we have determined that we have sufficient shares authorized and unissued to satisfy both transactions and therefore that the share settlement of both contracts is controlled by us. As we will receive shares as a result of the convertible note hedge transactions, this paragraph does not apply to these contracts.

In regard to paragraph 20 of EITF 00-19, because we will settle the principle portion of the notes in cash, we have concluded that there are sufficient shares available to satisfy the conversion feature of the notes and therefore the number of shares is not indeterminate and is within the company’s control.

In reference to paragraph 12 of EITF 00-19, the principal portion of the notes will be settled in cash and any amount by which the conversion value of the notes exceeds $1,000 will be settled in the company’s common stock and not cash. Therefore, we respectfully submit that have correctly accounted for the principal component of the notes as debt and any subsequent conversion as an equity transaction. We respectfully advise the Staff that there is a provision in the notes that could require the settlement of the conversion feature to be in cash and there is also a similar provision in the warrants. However, in both instances this is specifically allowed under paragraph 27, as this would only be in the case in the limited circumstances in which holders of the underlying shares also would receive cash, (see below). The convertible note hedge can only be settled in the company’s stock. Therefore, it qualifies for equity treatment under paragraph 12.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 37

We respectfully believe that the convertible notes, the convertible note hedge and the warrant transactions (collectively referred to as the “Contracts”) all have met the conditions of paragraphs 14–32 as required by paragraph 13 of EITF 00-19 as follows:

•	Paragraph’s 14–18 requiring that the Contracts permit the company to settle in unregistered shares. The Contracts each permit the company to settle in unregistered shares.

•	Paragraph 19 was discussed above.

•

Paragraphs 20-24 requiring that the Contracts contain an explicit number of shares to be delivered in a share settlement. The convertible note hedge has a stated cap and the warrants have a stated maximum, of which the shares have already been reserved. As we will settle the principal portion of the convertible notes in cash there is no minimum price trigger in these Contracts. As we will receive shares as a result of the convertible note hedge, these paragraphs do not apply to this contract.

•	Paragraph 25 requiring that there are no cash payments to the counterparty in the event the company fails to make timely filings with the SEC. There are no such provisions in any of the Contracts.

•

Paragraph 26 prohibiting cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions). The convertible note hedge does have a “make-whole” provision; however, it is only payable in shares of the company’s common stock, except in the case where the company is acquired (in which case, the provision could require cash settlement). , Nevertheless, this provision does not prohibit equity classification under paragraph 27(see below). The convertible note hedge transactions do not have “top-off” or “make-whole” provisions. The warrant instruments have a “make-whole” provision that is either payable in shares or in cash when the holders of the underlying securities also receive cash. Again this provision does not prohibit equity classification under paragraph 27(see below).

•

Paragraphs 27 and 28 which allow the contract to require net-cash settlement only in specific circumstances in which the holders of shares underlying the contract also would receive cash in exchange for their shares. As stated above, the conversion feature of the notes has a provision which allows cash settlement. However, this is only in the instance where the holders of the shares underlying the contract also would receive cash in exchange for their shares. The same applies for the warrant transactions. Neither of the transactions have any provisions which allow the holders of these instruments to receive “beneficial

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 38

ownership” as defined by Section 13 of the Exchange Act of 1934. Accordingly, equity classification is still allowed for both. The convertible note hedge transactions do not have cash settlement provisions.

•

Paragraphs 29-31 prohibiting the counterparty to have rights that rank higher than those of a shareholder of the stock underlying the contract. There are no provisions in any of the Contracts that provide the counterparties with rights that rank higher than those of the holders of the underlying securities.

•	Paragraph 32 prohibiting any requirement in the contract to post collateral at any time for any reason. The Contracts do not contain any requirements to post collateral for any reason.

In regards to EITF 05-2, the relevant paragraph is paragraph 8, which states:

“On Issue 2, the Task Force reached a consensus that instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying Issue 00-19. Instruments that contain “standard” antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares. Standard antidilution provisions are those that result in adjustments to the conversion ratio in the event of an equity restructuring transaction (as defined in the glossary of Statement 123(R) 2 ) that are designed to maintain the value of the conversion option.”

The conversion price adjustment provisions contained in any of the Contracts represent standard anti-dilution provisions because the holder of these instruments are no better off than the holders of the securities underlying the Contracts. As a result, such adjustments do not prohibit the treatment of these instruments as equity under 00-19.

In reference to EITF 98-5, which deals with beneficial conversion features or contingently adjustable conversion ratios, we respectfully advise the Staff that none of the Contracts have nondetachable conversion features that were in the money at the commitment date. The price of our common stock was $27.75 per share at the commitment date and, on such date, the conversion price of our convertible notes was $33.99 the strike price of the convertible bond hedge was $33.99 and the strike price of the warrant transactions was $45.09. In addition, none of the adjustment provisions in any of the Contracts can result in a conversion price lower than the original conversion price as stated on the instruments. As a result of these facts, we respectfully submit that EITF 98-5 does not apply to these Contracts.

Mr. H. Christopher Owings, Assistant Director The Division of Corporation Finance U.S. Securities & Exchange Commission January 22, 2008	Page 39

In reference to EITF 00-27, for the same reasons as stated above, we respectfully submit that EITF 00-27 also does not apply to these Contracts.

In connection with our above response, Asbury Automotive Group, Inc. acknowledges that: (a) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced in the Comment Letter; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the such filings; and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please address any questions you may have to me at (212) 885-2521 or via facsimile at (212) 297-2651.

Respectfully,

/s/ J. Gordon Smith
J. Gordon Smith Senior Vice President and Chief Financial Officer

EXHIBIT 1.1

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

The following operating performance measures (i) cash provided by operating activities, as adjusted, (ii) dealership generated F&I gross profit PVR, (iii) adjusted SG&A expenses as a percentage of adjusted gross profit and (iv) adjusted income from continuing operations, are not measures of operating performance under U.S. generally accepted accounting principles (“GAAP”) and should not be considered as an alternative or substitute for GAAP profitability measures such as cash provided by operating activities, F&I gross profit PVR, SG&A as percentage of gross profit and income from continuing operations. These non-GAAP operating performance measures have material limitations and as a result should be evaluated in conjunction with the directly comparable GAAP measure. One limitation is that these non-GAAP measures are not defined by GAAP and our definition of each measure may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Other limitations of these non-GAAP measures are discussed below. Investors should not consider the non-GAAP measures in isolation, or as a substitute for analysis of our operating results as reported under GAAP.

Adjusted cash provided by (used in) operating

Borrowings and repayments of floor plan notes payable to a party unaffiliated with the manufacturer of a particular new vehicle, and all floor plan notes payable relating to pre-owned vehicles, are classified as financing activities on the accompanying Consolidated Statements of Cash Flows with borrowings reflected separately from repayments. The net change in floor plan notes payable to a party affiliated with the manufacturer of a particular new vehicle is classified as an operating activity on the Consolidated Statements of Cash Flows. Borrowings of floor plan notes payable associated with inventory acquired in connection with all acquisitions are classified as a financing activity. Cash flows related to floor plan notes payable included in operating activities differ from cash flows related to floor plan notes payable included in financing activities only to the extent that the former are cash flows related to amounts payable to a lender affiliated with the manufacturer from which we purchased the related inventory while the latter are cash flows related to amounts payable to a lender not affiliated with the manufacturer from which we purchased the related inventory. No other differences exist.

Floor plan borrowings are required by all vehicle manufacturers for the purchase of new vehicles, and all floor plan providers require amounts borrowed for the purchase of a vehicle to be repaid immediately after that vehicle is sold. As a result, we believe that it is important to understand the relationship between the cash flows of all of our floor plan notes payable and inventory in order to understand our working capital and operating cash flow and to be able to compare our operating cash flow to that of our competitors (i.e., if our competitors have a different mix of manufacturer affiliated and non-manufacturer affiliated floor plan as compared to us). We believe that by splitting the cash flows of floor plan notes payable between operating activities and financing activities while all inventory activity is included in operating activities results in significantly different operating cash flow than when all the cash flows of floor plan notes payable are classified together in operating activities.

The non-GAAP measure “cash provided by operating activities, as adjusted” have material limitations. Cash provided by operating activities, as adjusted includes borrowings and repayments of floor plan notes payable to lenders not affiliated with the manufacturer of the related vehicle and conversely cash (used in) provided by financing activities, as adjusted, excludes borrowings and repayments of floor plan notes payable to lenders not affiliated with the manufacturer of the related vehicle. In addition, the non-GAAP cash provided by operating activities, as adjusted may not be comparable to similarly titled measures of other companies to the extent that other companies do not disclose a non-GAAP cash flow measure.

Cash (used in) provided by financing activities, as adjusted, is not presented as a measure of our performance, financial position or cash flows. We present this figure solely to show the source of the amount stated as “Floor plan notes payable – non-manufacturer affiliated” in our reconciliation of adjusted cash provided by (used in) operating activities.

We have provided a reconciliation of cash flow from operating activities and financing activities, as if all changes in floor plan notes payable, except for borrowings associated with acquisitions and repayments associated with divestitures, were classified as an operating activity.

	For the Year Ended December 31,
	2006	2005	2004
	(In thousands)
Reconciliation of Cash provided by (used in) Operating Activities to Adjusted Cash provided by Operating Activities
Cash provided by (used in) operating activities, as reported	$128,581	$(40,457)	$(17,863)
Floor plan notes payable—non-manufacturer affiliated, net	(42,278)	112,535	17,949

Cash provided by operating activities, as adjusted	$86,303	$72,078	$86

Reconciliation of Cash (used in) provided by Financing Activities to Adjusted Cash (used in) provided by Financing Activities
Cash (used in) provided by financing activities, as reported	$(65,432)	$100,708	$64,490
Floor plan borrowings—non-manufacturer affiliated	(2,476,160)	(3,160,682)	(2,360,243)
Floor plan repayments—non-manufacturer affiliated	2,518,438	3,048,147	2,342,294

Cash (used in) provided by financing activities, as adjusted	$(23,154)	$(11,827)	$46,541

Dealership Generated F&I Gross Profit PVR—

We evaluate our F&I performance on a PVR basis by dividing our total F&I gross profit by the number of retail vehicles sold during the period. During 2003, we renegotiated a contract with one of our third-party F&I product providers, which resulted in the recognition of income that was not attributable to retail vehicles sold during the year. We believe that dealership generated F&I, which excludes the additional revenue derived from contracts negotiated by our corporate office, provides a measure of our F&I operating performance as used by management to operate the business. However, this non-GAAP measure has material limitations including the fact that although we believe the recognition of corporate generated F&I gross profit is infrequent and that we do not expect to recognize corporate generate F&I gross profit in the future, we cannot assure you that we will not recognize similar amounts of F&I gross profit in the future.

The following table reconciles F&I, net to dealership generated F&I, and provides the necessary components to calculate dealership generated F&I PVR (in thousands, except for unit and per vehicle data):

	For the Years Ended December 31,
	2006	2005	2004
F&I, net (as reported)	$156,460	$148,160	$130,045
Less: corporate generated F&I gross profit	(1,685)	(4,822)	(5,695)
Less: corporate generated F&I gain	(3,400)	—	—

Dealership generated F&I	$151,375	$143,338	$124,350

Retail units sold:
New retail units	104,066	102,463	93,674
Used retail units	62,987	59,272	54,045

Total	167,053	161,735	147,719

Adjusted SG&A Expenses as a percentage of adjusted gross profit

Our SG&A expense was impacted by (i) the adoption of SFAS No. 123R, (ii) our decision to issue performance share units and restricted share units instead of stock options, (iii) our decision to abandon certain strategic projects, and (iv) expenses related to two secondary stock offerings during the year ended December 31, 2006; and (i) expenses incurred and (ii) a benefit recognized in conjunction with our regional reorganization during the year ended December 31, 2005. Effective January 1, 2006, we adopted SFAS No. 123R under the modified prospective transition method and therefore recorded share-based compensation expense under the fair value method for the year ended December 31, 2006. Prior to January 1, 2006, share-based compensation expense was recorded under the intrinsic value method and therefore we did not recognize any share-based compensation expense. Our gross profit was impacted by the sale of our remaining interest in a pool of extended service contracts during the year ended December 31, 2006. We believe that an alternative comparison, as used by management to operate our business, of our SG&A as a percentage of adjusted gross profit can be made by adjusting for these items based on the fact that we believe these items are not core dealership operating items and should not be considered when forecasting our future results.

The non-GAAP measures “adjusted SG&A expenses” and “adjusted gross profit” contain material limitations. Although we believe that corporate generated F&I gross profit, reorganization benefits (expenses), abandoned strategic project expenses, secondary stock offering expenses are infrequent and although we do not expect to recognize these items in the future we cannot assure you that these types of items will not recur in the future. In addition, our SG&A expenses may not be comparable with SG&A expenses of other companies to the extent that other companies recognize similar items in SG&A expenses and do not provide disclosure of the amounts.

The following table reconciles (i) SG&A expenses to adjusted SG&A expenses and (ii) gross profit to adjusted gross profit, and provides the necessary components to calculate adjusted SG&A expenses as a percentage of adjusted gross profit:

	For the Years Ended December 31,
	2006	2005	2004
	(In thousands)
SG&A expenses	$672,897	$634,461	$576,406
Reorganization benefit	—	3,382	—
Reorganization expenses	—	(4,157)	—
Abandoned strategic project expenses	(1,658)	—	—
Secondary stock offering expenses	(1,073)	—	—
Stock compensation expense	(4,955)	—	—

Adjusted SG&A expenses	$665,211	$633,686	$576,406

Gross profit	$877,861	$814,746	$729,088
Corporate generated F&I gain	(3,400)	—	—

Adjusted gross profit	$874,461	$814,746	$729,088

Adjusted SG&A expenses as a percentage of adjusted gross profit	76.1%	77.8%	79.1%

Adjusted income from continuing operations

Our income from continuing operations was impacted by (i) the sale of our remaining interest in a pool of extended service contracts, (ii) a gain recognized on the sale of a franchise in which the dealership facility was retained, (iii) the adoption of SFAS No. 123R, (iv) our decision to issue performance share units and restricted share units instead of stock options, (v) our decision to abandon certain strategic projects, (vi) expenses related to the extinguishment of long-term debt and (vii) expenses related to two secondary stock offerings during the year ended December 31, 2006; and (i) expenses incurred and (ii) a benefit recognized in conjunction with our regional reorganization during the year ended December 31, 2005. Effective January 1, 2006, we adopted SFAS No. 123R under the modified prospective transition method and therefore recorded share-based compensation expense under the fair value method for the year ended December 31, 2006. Prior to January 1, 2006, share-based compensation expense was recorded under the intrinsic value method and therefore we did not recognize any share-based compensation expense. We believe that an alternative comparison of our income from continuing operations, as used by management to operate our business, can be made by adjusting for these items based on the fact that we believe these items are not core dealership operating items and should not be considered when forecasting our future results.

The non-GAAP measures “adjusted income from continuing operations” contain material limitations. Although we believe that corporate generated F&I gross profit, reorganization benefits (expenses), abandoned strategic project expenses, secondary stock offering expenses and losses from the extinguishment of long-term debt are infrequent and although we do not expect to recognize these items in the future we cannot assure you that we will not recognize them in the future. In addition, our income from continuing operations may not be comparable with income from continuing operations of other companies to the extent that other companies recognize similar items in income from continuing operations and do not provide disclosure of the amounts.

	For the Years Ended December 31,
	2006	2005	2004
	(In thousands)
Net income	$60,749	$61,081	$50,073
Discontinued operations, net of tax	6,405	(2,848)	(937)

Income from continuing operations	67,154	58,233	49,136
Adjusting items:
Stock compensation expense, net of tax	3,105	—	—
Corporate generated F&I gain, net of tax	(2,130)	—	—
Gain on sale of franchise, net of tax	(1,565)	—	—
Secondary stock offering expenses *	1,073	—	—
Abandoned strategic project expenses, net of tax	1,039	—	—
Loss on extinguishment of long-term debt, net of tax	717	—	—
Reorganization expenses, net of tax	—	2,598	—
Reorganization benefit, net of tax	—	(2,114)	—

Adjusted income from continuing operations	$69,393	$58,717	$49,136

*	Secondary offering expenses are not deductible for tax purposes; therefore, no tax benefit has been reflected.

Exhibit 1.2

ASBURY AUTOMOTIVE GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Years Ended December 31,
	2006	2005	2004
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	$60,749	$61,081	$50,073
Adjustments to reconcile net income to net cash provided by (used in) operating activities—
Depreciation and amortization	20,209	19,582	18,128
Loaner Vehicle Amortization	6,274	5,229	4,864
Stock-based compensation	4,955	1	89
Change in deferred income taxes	8,721	(916)	13,903
Other adjustments, net	5,251	6,972	6,824
Changes in operating assets and liabilities, net of acquisitions and divestitures—
Contracts-in-transit	(3,762)	(16,890)	(12,902)
Accounts receivable	(20,190)	(35,129)	(53,664)
Proceeds from the sale of accounts receivable	19,591	16,867	19,046
Inventories	(47,010)	56,541	(81,983)
Prepaid and other current assets	(36,733)	(35,869)	(38,376)
Floor plan notes payable—manufacturer affiliated	115,785	(139,781)	36,334
Accounts payable and accrued liabilities	(8,198)	25,775	16,894
Excess tax benefits from stock-based payment arrangements	(2,117)	—	—
Other long-term assets and liabilities	5,056	(3,920)	2,907

Net cash provided by (used in) operating activities	128,581	(40,457)	(17,863)
CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditures—internally financed	(30,307)	(36,123)	(45,881)
Capital expenditures—externally financed	(14,969)	(41,940)	(23,591)
Construction reimbursements associated with sale-leaseback agreements	3,383	14,630	10,138
Purchase of previously leased real estate	—	(44,701)	—
Acquisitions	—	(24,613)	(108,323)
Proceeds from the sale of assets	52,797	102,589	41,910
Other	(2,077)	(992)	502

Net cash provided by (used in) investing activities	8,827	(31,150)	(125,245)
CASH FLOW FROM FINANCING ACTIVITIES:
Floor plan borrowings—non-manufacturer affiliated	2,476,160	3,160,682	2,360,243
Floor plan repayments—non-manufacturer affiliated	(2,518,438)	(3,048,147)	(2,342,294)
Dividends	(13,342)	—	—
Proceeds from borrowings	987	24,531	21,606
Repayments of debt	(20,634)	(50,096)	(91,800)
Payment of debt issuance costs	(360)	(4,975)	—
Proceeds from the sale of assets associated with sale-leaseback agreements	—	15,132	114,873
Excess tax benefits from stock-based payment arrangements	2,117	—	—
Proceeds from the exercise of stock options, net	8,078	3,581	1,862

Net cash (used in) provided by financing activities	(65,432)	100,708	64,490

Net increase (decrease) in cash and cash equivalents	71,976	29,101	(78,618)
CASH AND CASH EQUIVALENTS, beginning of year	57,194	28,093	106,711

CASH AND CASH EQUIVALENTS, end of year	$129,170	$57,194	$28,093

See Note 17 for supplemental cash flow information

See accompanying Notes to Consolidated Financial Statements

Supplement to Note 17

Other Adjustments - Reconciling to Net Income (in thousands)

	2006	2005	2004
(Gain) loss on sale of franchises	$(4,144)	$(637)	$79
Write-down of franchise rights	1,785	—	—
Swap amortization	1,737	—	—
Loss on the extinguishment of long-term debt	1,144	—	—
Depreciation and amortization from discontinued operations	312	1,592	2,723
Amortization of deferred financing fees	2,359	2,192	1,579
Deferred compensation expense	2,897	3,125	1,527
Other individually insignificant items	(839)	700	916

Total	$5,251	$6,972	$6,824

Exhibit 1.3

Item 9A.	Controls and Procedures

Controls and Procedures

In accordance with Exchange Act Rules 13a-15(e) and 15d-15(e), we carried out an evaluation, under the supervision and with the participation of our management, including our chief executive officer and principal financial officer (our “Executives”), of the effectiveness of our disclosure controls and procedures (as such terms are defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), as of the end of the period covered by this report. Based on that evaluation, our Executives concluded that our controls and other procedures were effective as of December 31, 2007 to ensure that information we were required to disclose in the reports that we filed or submitted under the Exchange Act was (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) accumulated and communicated to the our management, including the Executives, as appropriate, to allow timely decisions regarding required disclosure.

During the fourth quarter of the fiscal year ended December 31, 2007, there were no changes in our internal controls that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our company’s financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the preparation and fair presentation of published financial statements. Our internal control over financial reporting also includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Our assessment included a review of the documentation of controls, evaluation of the design effectiveness of controls and testing of the effectiveness of controls. Based on our assessment under the framework in Internal Control—Integrated Framework issued by COSO, our management believes that our internal control over financial reporting was effective as of December 31, 2007. Our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2007, has been audited by our independent auditors, Deloitte and Touche LLP, as stated in their report, which is included herein.